UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Santander

BR GAAP - RESULTS

2013 BR GAAP – EARNINGS

CONTENTS

CONTENTS

MANAGERIAL ANALYSIS OF RESULTS – BR GAAP

KEY CONSOLIDATED DATA	03
MACROECONOMIC ENVIRONMENT	04
sTRATEGY	05
recent EVENTS	06
Important events	07
EXECUTIVE SUMMARY	08
SANTANDER BRASIL RESULTS
MANAGERIAL INCOME STATEMENT	09
BALANCE SHEET	13
CARDS	21
OUr shares	22
Ratings	23
Risk Management	24
Sustainable Development and corporate governance	26
ADDITIONAL information - balance sheet and MANAGERIAL financial Statements	27
4Q13 Non-Recurring Events	30
ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION	31
cvm deliberation 695	33

KEY CONSOLIDATED DATA

KEY CONSOLIDATED DATA

There were two non-recurring events in 4Q13 that generated revenue of R$1,508 million after taxes. However, this was fully offset by non-recurring expenses of the same amount, so there was no impact on net profit. In order to ensure a better understanding of the period results, the following table shows the managerial results excluding these events. Details of the events are given on page 30 and the reconciliation with the accounting results is shown on pages 31 and 32.

MANAGERIAL¹ ANALYSIS - BR GAAP	2013	2012	Var.	4Q13	3Q13	Var.
			2013x2012			4Q13x3Q13

RESULTS (R$ million)
Net interest income	29,827	32,380	-7.9%	7,211	7,521	-4.1%
Fee and commission income	10,674	9,680	10.3%	2,847	2,614	8.9%
Allowance for loan losses	(11,720)	(13,223)	-11.4%	(2,449)	(2,698)	-9.2%
General Expenses²	(16,297)	(15,842)	2.9%	(4,313)	(4,101)	5.2%
Managerial net profit³	5,744	6,363	-9.7%	1,409	1,407	0.2%
Accounting net profit	2,107	2,726	-22.7%	500	497	0.5%

BALANCE SHEET (R$ million)
Total assets	485,866	448,876	8.2%	485,866	465,408	4.4%
Securities	78,146	76,832	1.7%	78,146	71,610	9.1%
Loan portfolio	227,482	211,959	7.3%	227,482	222,071	2.4%
Individuals	75,522	71,287	5.9%	75,522	73,773	2.4%
Consumer finance	37,849	36,806	2.8%	37,849	36,747	3.0%
Small and Medium Enterprises	33,712	36,487	-7.6%	33,712	34,398	-2.0%
Corporate	80,400	67,379	19.3%	80,400	77,153	4.2%
Expanded Credit Portfolio[4]	279,812	255,964	9.3%	279,812	272,790	2.6%
Funding from Clients[5]	222,067	199,193	11.5%	222,067	209,616	5.9%
Equity[6]	53,446	50,514	5.8%	53,446	53,457	0.0%

PERFORMANCE INDICATORS (%)
Return on average equity excluding goodwill[6] - annualized	11.0%	12.9%	-2.0 p.p.	10.5%	10.6%	0.0 p.p.
Return on average asset excluding goodwill[6] - annualized	1.3%	1.5%	-0.2 p.p.	1.2%	1.2%	0.0 p.p.
Efficiency Ratio[7]	47.5%	44.3%	3.3 p.p.	51.1%	48.9%	2.2 p.p.
Recurrence Ratio[8]	65.5%	61.1%	4.4 p.p.	66.0%	63.7%	2.3 p.p.
BIS ratio[9]	19.2%	20.8%	-1.6 p.p.	19.2%	20.7%	-1.5 p.p.

PORTFOLIO QUALITY INDICATORS (%)
Delinquency (over 90 days)	3.7%	5.5%	-1.8 p.p.	3.7%	4.5%	-0.8 p.p.
Delinquency (over 60 days)	4.6%	6.6%	-2.0 p.p.	4.6%	5.4%	-0.8 p.p.
Coverage ratio (over 90 days)	179.4%	125.6%	53.9 p.p.	179.4%	150.9%	28.6 p.p.

OTHER DATA
Assets under management - AUM (R$ million)[10]	144,942	134,935	7.4%	144,942	144,244	0.5%
Numbers of credit and debit cards (thousand)	53,221	48,362	10.0%	53,221	51,554	3.2%
Branches	2,313	2,407	(94)	2,313	2,372	(59)
PABs (mini branches)	1,253	1,381	(128)	1,253	1,289	(36)
ATMs	16,958	17,793	(835)	16,958	17,518	(560)
Total Customers (thousand)	29,512	27,315	2,197	29,512	28,954	558
Total Current Account [11] (thousand)	21,808	20,789	1,019	21,808	21,954	(146)
Employees	49,621	53,992	(4,371)	49,621	50,578	(957)

1. Excludes 100% of the goodwill amortization expense, the tax hedge effect and others as mentioned on pages 31 and 32. Additionally, the 2012 figures were retrospectively impacted by the CVM Deliberation 695, issued by CVM on December 13th, 2012, which deals with employee benefits, mainly pension plans. The description of such impacts is provided on page 33.

2. Administrative Expenses exclude 100% of the goodwill amortization expense and personnel expenses include profit sharing.

3. Managerial net profit corresponds to the accounting net profit + 100% of reversal of goodwill amortization expense ocurred in the period. The expense of goodwill amortization in 4Q13 was R$ 909 million, 4Q12 was R$ 909 million and in 3Q13 was R$ 909 million.

4. Includes other Credit Risk Transactions with clients ("Debenture", FIDC, CRI, Floating Rate Notes, Promissory Notes, Acquiring activities related assets and Guarantees).
5. Includes savings, demand deposits, time deposits, debenture, LCA, LCI and Treasury Notes (Letras Financeiras - LFT).
6. Excludes 100% of the goodwill that in 4Q13 was R$ 9,374 million, 4Q12 R$ 12,937 million and 3Q13 was R$ 10,283 million.
7. Efficiency Ratio: General Expenses / (Net Interest Income + Fee and Commission Income + Tax Expenses + Other Operating Income/Expense)
8. Recurrence: Fee and Commission Income / General expenses.
9. BIS Ratio as of Brazilian Central Bank. Does not consider the eventual impacts of the Capital Optimization Plan.
10.According to Anbima (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais) criterion.
11.Total current account according to the Brazilian Central Bank.

MACROECONOMIC

MACROECONOMIC ENVIRONMENT

Economic activity remained moderate, albeit better than in 2012. Third quarter GDP, according to the latest figures released in December, grew by 2.2% over the same period in 2012, below the 3.3% YoY recorded in the previous quarter. Investments rose 7.3% YoY, driven mainly by a buildup in inventories and favored by the depressed basis of comparison in 2012. Household consumption expanded by 2.3% in the same period. On the supply side, the main highlight was the 2.2% YoY growth in services. Industry maintained the positive behavior, expanding 1.9% YoY, but lower than the 2.7% observed in the previous quarter. Agricultural GDP fell by 1.0% in 3Q13 over the same period in the previous year, chiefly due to the performance of certain crops (proportionally greater drop in output from the 2013 harvest vis-à-vis planted area).

Consumer prices, measured by the IPCA index, increased by 5.91% in the 12 months through December, higher than the 5.84% observed in 2012. Services continued to pressure inflation, driven by increasing labor costs, although this was partially offset by regulated prices. In this context, the Central Bank’s Monetary Policy Committee (Copom) maintained the tightening of the monetary policy, which started in April of 2013, and hiked the basic interest rate (Selic) to 10.5% p.a. at its January 15th meeting. This is already impacting bank lending rates. In November, the average non-earmarked rate for loans to individuals stood at 38.5% p.a. versus 34.7% p.a. in November 2012.

Outstanding credit grew 14.5% YoY in the 12 months through November, reaching R$2.65 trillion, or 55.6% of GDP, still driven by mortgage lending, which grew by 34.2% YoY in the same period, well above the other credit lines.

The fragile global scenario is still weighing on Brazilian exports, which dropped by 0.2% YoY in 2013 while imports rose 7.4% in the year, lowering the trade surplus to US$2.5 billion from US$19.4 billion in 2012. The current account deficit amounted to US$81.1 billion in the 12 months ending in November, while foreign direct investments (FDI) totaled US$62.8 billion. The exchange rate ended 2013 at R$2.34/US$, due to higher volatility as a result of changes in the monetary policy in the United States of America. The Brazilian Central Bank took measures, through auctions of FX swap contracts, were instrumental for restraining FX volatility.

Regarding fiscal accounts, sluggish activity coupled with tax breaks have weighed negatively on tax revenues, but non-recurring revenues helped maintaining the primary budget at a surplus of 2.2% of GDP in the 12 months through November. In the same period, public sector borrowing requirement reached 3.0% of GDP, slightly below the 3.3% recorded in September 2013. The net public sector debt closed November at 33.9% of GDP, 0.8 p.p. below the September level. Gross public debt reached 58.5% of GDP in the same period.

ECONOMIC AND FINANCIAL INDICATORS	4Q13	4Q12	3Q13

Country risk (EMBI)	233	149	248
Exchange rate (R$/ US$ end of period)	2.340	2.044	2.218
IPCA (in 12 months)	5.91%	5.84%	5.86%
Target Selic (Annual Rate)	10.00%	7.25%	9.00%
CDI¹	2.31%	1.69%	2.12%
Ibovespa Index (closing)	51,507	60,952	52,338
1. Quarterly effective rate.

STRATEGY

STRATEGY

The mission of Banco Santander Brasil is to be the customer’s bank of choice as a simple, a secure, an efficient and a profitable bank which constantly seeks to improve its service quality, with a team that enjoys working together to gain the recognition and trust of all. As a result, the Bank’s strategy is focused on the following objectives:

• To be the first bank of our customer, intensifying our relationship with them on a segmented basis and providing the best value to all customer segments with a modern commercial models, which are simple and efficient,

•  To expand the bank’s main business, growing revenue in a sustainable way considering the balance between loans, funding and services,

•  To maintain sustainable and efficient risk and cost management,

•  Promote an intense agenda of productive transformation following the transformation of the financial industry focused on simplicity, productivity and efficiency,

•  Maintain discipline in capital management and financial soundness in each business.

In order to get better meet customer needs, in 2013 Santander Brasil launched the “Conta Santander Combinada”, which offers current account, credit card, a service package, overdraft facilities and other differentiated benefits. This proposal aims to offer product and service options to get the customer’s needs in different moments of their lives, as well as to increase customer linkage.

Also, in this year, the bank created a new segment, “Santander Select”, which is a new category of financial services designed to provide high-income clients with a unique and specialized service.

In addition, Santander Brasil continues increasing its commercial activities through commercial agreement. In the card segment, has announced a new agreement to acquire the operations of GetNet and entered into a commercial agreement with iZettle, marking an important step forward in its strategy of increasing its local footprint in the acquiring business. In the vehicle financing segment maintains agreements with Hyundai, Renault and Nissan.

Also in 2013, Santander Brasil inaugurated the new Data Center in Campinas, the largest technology center in Latin America. On the sustainability front, Santander Brasil’s strategy continues to be focused on fundamental pillars of Social and Financial Inclusion, Education and Management, and Social and Environmental Businesses. It is also worth mentioning Santander’s microcredit activities, whose purpose is to benefit small entrepreneurs who do not have access to conventional lines of credit. Santander has the largest microcredit program among Brazil’s private banks. In 2013, it was elected the most sustainable bank in the Americas by the Financial Times in association with the IFC (International Finance Corporation).

Another important aspect of our strategy is the maintenance of comfortable liquidity, coverage ratios and capital. At the end of September, Santander announced a plan to optimize its capital structure in order to increase efficiency. After the conclusion of this plan, Santander Brazil will maintain its position as the most capitalized bank retail in Brazil, attending not only to current legal requirements, but also to those provided by Basel III. (For more details about the plan of capital optimization, see page 07).

RECENT EVENTS

RECENT EVENTS

EXTENSION OF THE PERIOD FOR REACHING THE MINIMUM FREE FLOAT

On October 10 and 11, the Company published Notices to the Market informing its shareholders that on October 8, BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange had granted Santander Brasil’s and its majority shareholders’ request to (i) extend the period for reaching the minimum free float until October 7, 2014; and (ii) reduce the current free float of 24.6% to 22.5%, exclusively in the context of: (a) the Buyback Program of depositary share certificates (“Units”) or American Depositary Receipts (“ADRs”); and (b) the acquisition abroad, by Banco Santander, S.A., or any other member of the Santander Group, of ADRs issued by the Company. This authorization does not affect Santander Brasil’s obligation to achieve a free float of 25% by October 7, 2014, as set forth in the Agreement for the Adoption of Level 2 Corporate Governance Practices.

EXTRAORDINARY SHAREHOLDERS MEETING

On November 1st, 2013 was held the Company’s Extraordinary Shareholders Meeting, where it was resolved the on the following Agenda: (i) Proposal for the Company’s capital decrease, keeping the percentage of ownership interest held by shareholders in the Company’s share capital unchanged, with subsequent amendment to the main section of Article 5 of the Bylaws; (ii) Proposal for amendment to item XIII of article 17 of the Company’s bylaws; and (iii) To approve (a) the conduction of Mr. Celso Clemente Giacometti to the position of President of the Company’s Board of Directors; (b) the conduction of Mr. Jesús Maria Zabalza Lotina to the position of Vice-President of the Company’s Board of Directors and (c) to confirm the composition of the Company’s Board of Directors.

IMPLEMENTATION OF THE PROGRAM FOR REINVESTMENT OF DIVIDENDS (PRD)

On November 1st, 2013, it was published Notice to Shareholders, in order to inform about the implementation of its Program for Reinvestment of Dividends (PRD) as approved by the Brazilian Securities and Exchange Commission (“CVM”) in the scope of Proceeding SP 2013/0207.

The Program aims to provide for the shareholders an alternative for systematic and organized reinvestment of their dividends and/or interest on capital in shares of Santander Brasil. The Program focuses on individuals that are shareholders holding book entry-shares and account holders at Santander Brasil.

The adherents shareholders to the Program must fully comply with the provisions in articles 11 and 12 of CVM Ruling 358/02 and execute the “General Conditions for Reinvestment of Dividends and/or Interest on Capital” and the “Adhesion Term to the Program for Reinvestment of Dividends and/or Interest on Capital”, which detail all conditions of the Program. Such documents will be available to the shareholders at the Shareholder’s Portal www.santander.com.br/acionistas - Home > Serviços aos Acionistas > PRD.

EXERCISE OF THE EXCHANGE RIGHTS BY THE QATAR HOLDING LUXEMBOURG II S.À R.L.

On November 11, 2013, it was published Notices to the Market informing that, on 10.29.2013, Qatar Holding Luxembourg II S.À R.L. (“QHL”) exercised its exchange rights related to the mandatorily exchangeable bonds in the total amount of USD 2,718,800,000, acquired pursuant to the purchase agreement, dated October 28, 2010, entered into between Banco Santander, S.A. (“Santander Spain”), as issuer, and QHL, as purchaser.

As a result of QHL’s exercise of its exchange rights, on November 7, 2013, Qatar Holding received from Santander Spain 190,030,195 ADS issued by Santander Brasil. Therefore, and considering the 6,431,575 ADS issued by Santander Brasil held directly or indirectly by Qatar Holding up to November 7, 2013, QHL (together with its controlling shareholders, controlled and commonly controlled entities) holds a total of 196,461,770 ADS of Santander Brasil as of the date thereof, which represents 5.08% of the common shares and 5.28% of the preferred shares of the Company.

The exercise of exchange rights from QHL did not impact the Banco Santander’s free float.

INTERMEDIARY AND INTERIM DIVIDENDS DISTRIBUTION

On December 30, 2013, the shareholders and the market were informed about the approval, by the Company’s Board of Officers and Board of Directors, of the distribution proposal of Company’s Intermediary and Interim Dividends Distribution, on the amount of R$ 1,000,000,000 (one billion of Reais), payable to shareholders as of February 26, 2014.

IMPORTANT EVENTS

CLOSING OF THE OPERATION INVOLVING THE DISPOSAL OF ALL SHARES OF SANTANDER BRASIL ASSET MANAGEMENT DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A.

On December 17, 2013, it was published Notice to the Market, in order to inform that on the date hereof, it was concluded the operation involving the sale, by Santander Brasil, of its asset management business, with the disposal of all shares of Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (“DTVM”). Within the scope of the Transaction the asset management activity then performed by DTVM was segregated from the activity of distributing funds management by third-party, and it was transferred to a new asset manager created for that purposes (“Asset Manager”).

The transfer of the asset management operation took place over the course of the quarter and was concluded at a price of R$2,243 million, generating (after deducting costs) a capital gain of R$1,205 million after taxes.

Banco Santander Brasil will remain as the administrator the funds and in charge of distribution activities, receiving remuneration in line with market practices.

This transaction falls within the context of a partnership abroad between Banco Santander, S.A. and the world’s leading private equity companies, Warburg Pincus and General Atlantic.

CAPITAL OPTIMIZATION PLAN

On September 26, 2013, the Company published a Material Fact announcing that, in order to optimize its capital structure, the Board of Directors had submitted a proposal to optimize the composition of Banco Santander’s regulatory capital to the shareholders for their approval ("Plan for optimization of the RC"). The aim is to establish a more efficient capital structure, consistent with the new capital rules and aligned with Banco Santander’s business plan and asset growth. The Plan for optimization of the RC comprises the following items: (i) the restitution of funds to the shareholders of Banco Santander in the total amount of R$6 billion, with no reduction in the number of shares; (ii) the issuance abroad of capital instruments to compose Tier I and Tier II of Banco Santander’s regulatory capital and; (iii) a plan of bonus share issue and an adjustment in the composition of the Units, followed by a share inplit, with the purpose of eliminating trading in cents.

RESTITUTION OF FUNDS¹

On November 1st, 2013, the restitution of funds to the shareholders was approved by an Extraordinary Shareholders’ Meeting. In January 2014, conditions for the effective restitution of funds were met (conclusion of the period of opposition from unsecured creditors, approval by the Brazilian Central Bank and filing of the minutes of the meeting with the São Paulo State Registry of Commerce - JUCESP). According to the Notice to the Market published on January 7, 2014, all holders of the Company’s shares or Units registered as such on January 14, 2014 would be entitled to receive the funds restitution. The Company’s shares and units were traded ex-rights as of January 15, 2014 and payment was effected on January 29, 2014.

ISSUANCE OF NOTES²

On January 14, 2014 the Board of Directors approved the issuance of Notes abroad in U.S. dollars, in an amount equivalent to R$6 billion. The Notes were issued on January 29, 2014 and were fully paid in by the Bank’s shareholders.

The specific characteristics of the Notes issued to compose Tier I capital were: (a) Principal: US$1.248 billion³, equivalent to R$3 billion; (b) Interest rate: 7.375% p.a. (c) Maturity date: the Tier I Notes are perpetual; (d) Frequency of interest payments: quarterly as of April 29, 2014.

The specific characteristics of the Notes issued to compose Tier II capital were: (a) Principal: US$1.248 billion², equivalent to R$3 billion (b) Interest rate: 6.0% p.a. (c) Maturity date: January 29, 2024; (d) Frequency of interest payments: semi-annually as of July 29, 2014.

The Notes have the following main characteristics in common: (a) a unit value of at least US$150 thousand and integral multiples of US$1.00 for amounts exceeding this minimum value; (b) the Notes may be repurchased or redeemed by Banco Santander (1) after the 5th anniversary of their date of issue on the Bank’s own initiative or due to a change in tax laws applicable to the Notes, or (2) at any time, due to the occurrence of certain regulatory events; (c) the credits arising from the Notes may be granted as paid in a capital increase of the Bank with the subsequent issuance of common and preferred shares by the Bank, in the proportion necessary to compose Units, if certain regulatory events defined in National Monetary Council Resolution 4192/13 are verified, in which case the Bank will undertake an increase in its capital stock, with preemptive rights for all shareholders in the subscription of new common and preferred shares .

Banco Santander will request approval from the Brazilian Central Bank for the Notes to compose Tier I and Tier II of its regulatory capital.

BONUS SHARE AND SHARE INPLIT

The last stage of the Plan for optimization of the RC – the bonus share issue and adjustment of the composition of the Units and the share inplit – is expected to be submitted for approval by a Shareholders’ Meeting in the first quarter of 2014.

_______________________________________

1-For more details see Notice to shareholders published in January 7, 2014.

2-For more details see Notice to shareholders published in January 14, 2014

3-Values converted at the exchange rate R$2.4044/US$, related to January, 27th, 2014, published by the Brazilian Central Bank.

SUMMARY

EXECUTIVE SUMMARY

Santander’s managerial net profit¹ totaled R$5,744 million in 2013, a decrease of 9.7% compared to the previous year and a growth of 0.2% in the quarter. Total equity came to R$53,446 million at the close of the year, excluding R$9,374 million related to goodwill. Return on average equity (ROAE), adjusted for goodwill, stood at 11.0% for the year as a whole, 2.0 p.p. less than at the end of 2012, and reached 10.5% in the fourth quarter.

There were two non-recurring events in 4Q13, which generated revenue of R$1,508 million after taxes, R$1,205 million from the conclusion of the sale of Santander Brasil Asset Management, booked under non-operating income, and R$303 million from the installment program and cash payment of tax and social security debts², booked under other operating income. These revenues were offset by non-recurring expenses of the same amount³.

General expenses totaled R$16,297 million in 2013, 2.9% (or R$454 million) up on the year before, less than the period inflation. In the fourth quarter, expenses increased by 5.2%, partially due to the upturn in personnel expenses due to the annual collective bargaining agreement. The efficiency ratio stood at 47.5% in the year and 51.1% in the quarter.

Soundness Indicators: the BIS ratio stood at 19.2% in December 2013, down 1.6 p.p. in 12 months and 1.5 p.p. in the quarter. The coverage ratio (over 90 days) reached 179.4% in December, up by 53.9p.p. in twelve months and 28.6 p.p. in the quarter, due to the better quality of the portfolio.

The total credit portfolio closed the year at R$227,482 million, 7.3% up in 12 months and 2.4% up in the quarter. In both comparison periods, the foreign currency credit portfolio, which also includes dollar-indexed transactions, was impacted by the devaluation of the Real against the dollar, resulting in an increase in this portfolio. Excluding the exchange variation, the total credit portfolio would have grown by 5.7% in 12 months and 1.9% in the quarter.

The expanded credit portfolio, which includes other credit risk transactions, acquiring activities and guarantees, came to R$279,812 million, 9.3% up in the annual comparison and 2.6% in the quarter.

Loans to individuals closed the year at R$75,522 million, a 5.9% increase in 12 months and a 2.4% upturn in the quarter. The two products that contributed to the increase in this portfolio, in both periods of comparison, were the mortgages and credit cards.

The consumer finance portfolio totaled R$37,849 million, 2.8% up in the year and 3.0% up in the quarter.

The SMEs portfolio closed the year at R$33,712 million, 7.6% down in 12 months and 2.0% down in the quarter. The Corporate portfolio came to R$80.400 million, up by 19.3% and 4.2%, respectively, positively impacted in both periods by the exchange variation. Excluding this effect, growth would have come to 14.2% in 12 months and 2.5% in the quarter.

Total funding and assets under management[4] came to R$388,218 million at year-end, 10.1% more than in 2012 and 4.1% up in the quarter.

1. Accounting net profit + 100% reversal of goodwill amortization expenses.

2. Established by Law 12.865/2013 in Articles 17 and 39 (Refis).

3. For more details, see page 30:“Non-recurring events in 4Q13”.

4. According to the Anbima criterion

SANTANDER BRASIL RESULTS

MANAGERIAL ANALYSIS OF RESULTS

Next, we present the analysis of the managerial results. The reconciliation with accounting results can be found on pages 31 and 32.

MANAGERIAL FINANCIAL STATEMENT¹
(R$ Million)	2013	2012	Var.	4Q13	3Q13	Var.
			2013x2012			4Q13x3Q13

NET INTEREST INCOME	29,827	32,380	-7.9%	7,211	7,521	-4.1%
Allowance for Loan Losses	(11,720)	(13,223)	-11.4%	(2,449)	(2,698)	-9.2%
NET INTEREST INCOME AFTER LOAN LOSSES	18,107	19,158	-5.5%	4,762	4,822	-1.3%
Fee and commission income	10,674	9,680	10.3%	2,847	2,614	8.9%
General Expenses	(16,297)	(15,842)	2.9%	(4,313)	(4,101)	5.2%
Personnel Expenses + Profit Sharing	(7,241)	(7,299)	-0.8%	(1,947)	(1,807)	7.7%
Administrative Expenses[2]	(9,055)	(8,544)	6.0%	(2,367)	(2,294)	3.2%
Tax Expenses	(3,124)	(3,138)	-0.4%	(785)	(812)	-3.3%
Investments in Affiliates and Subsidiaries	20	1	n.a.	(2)	17	n.a.
Other Operating Income/Expenses³	(3,109)	(3,143)	-1.1%	(829)	(945)	-12.3%
OPERATING INCOME	6,272	6,716	-6.6%	1,679	1,595	5.3%
Non Operating Income	238	70	n.a.	28	10	175.0%
NET PROFIT BEFORE TAX	6,510	6,785	-4.1%	1,707	1,605	6.3%
Income Tax and Social Contribution	(518)	(296)	74.7%	(236)	(151)	55.9%
Minority Interest	(248)	(126)	96.3%	(62)	(48)	30.8%
NET PROFIT	5,744	6,363	-9.7%	1,409	1,407	0.2%

1. Excludes 100% of the goodwill amortization expense, the tax hedge effect and others as mentioned on pages 31 and 32. Additionally, the 2012 figures were retrospectively impacted by the CVM Deliberation 695, issued by CVM on December 13th, 2012, which deals with employee benefits, mainly pension plans. The description of such impacts is provided on page 33.

2. Administrative Expenses exclude 100% of the goodwill amortization expense.
3. Includes Net Income from Premiums, Pension Funds and Capitalization.

NET INTEREST INCOME

Net interest income, including income from financial operations, totaled R$29,827 million in 2013, down 7.9% on 2012 and 4.1% in the quarter.

Revenues from loan operations fell by 8.5% (or R$2,101 million) in 12 months, explained by the reduction in the average credit portfolio spread. This was chiefly due to the change in the mix caused by the strong increase in the share of products with lower spreads/risks. In the quarter, revenues from loan operations up 0.8%, recording a slight recovery, mainly due to the increase in average credit portfolio volume. In addition, it is worth noting that the 10 bps decline in the credit spreads in the fourth quarter of 2013 is lower than the -50 bps average observed in the previous five quarters.

For the third consecutive quarter, the improvement in the quality of our portfolio continues to favor the evolution of the credit margin net of the allowance for loan losses, which grew by 10.2% in 4Q13.

Revenues from deposits decreased by 0.8% in 12 months and moved up by 15.5% in the quarter. The quarterly upturn was mainly due to the increase in Selic.

The “Others” line, which includes return on capital, the result of the structural interest rate gap, revenue from clients in treasury activities and others, fell by 6.6% (or R$ 445 million) in the year and by 22.3% in the quarter, primarily due to reduced gains from market activities.

SANTANDER BRASIL RESULTS

NET INTEREST INCOME	2013	2012	Var.	4Q13	3Q13	Var.
(R$ Million)			2013x2012			4Q13x3Q13

Net Interest Income	29,827	32,380	-7.9%	7,211	7,521	-4.1%
Loans	22,704	24,805	-8.5%	5,605	5,563	0.8%
Average volume	215,350	202,632	6.3%	222,216	217,976	1.9%
Spread (Annualized)	10.5%	12.2%	-1.70 p.p.	10.0%	10.1%	-0.12 p.p.
Deposits	843	850	-0.8%	258	223	15.5%
Average volume	123,116	119,691	2.9%	127,416	125,195	1.8%
Spread (Annualized)	0.7%	0.7%	-0.03 p.p.	0.8%	0.7%	0.10 p.p.
Others¹	6,280	6,726	-6.6%	1,348	1,734	-22.3%

1. Includes Gains (Losses) on financial transactions and others net interest incomes.

FEE AND COMMISSION INCOME

Fee and commission income totaled R$10,674 million in 2013, 10.3% (or R$ 994 million) up in 12 months 8.9% in the quarter, the latter increase being mainly due to higher fees from credit cards and insurance businesses.

Credit card commissions amounted to R$3,182 million in 2013, 19.6% (or R$ 522 million)  more than in 2012 and 10.8% up in the quarter, chiefly due to the increase in credit card transactions, reflecting period seasonality, and higher revenues from acquiring services.

Insurance fees totaled R$1,819 million in the year as a whole, 24.5% (or R$ 358 million) up on 2012 and 38.0% in the quarter. Both variations being impacted by the new regulation issued by Susep* (the insurance sector regulator) in March 2013 which altered the rule for recognizing policies issued but not in force, should be recorded by their issue date and no longer by their period of effectiveness.  As a result, policy renewals, which are highly concentrated at the beginning of the year, were now recognized in December 2013. If one excludes this effect, insurance fees would have grown by 15.7% in 12 months and 4.0% in the quarter, while total fees would have moved up by 8.9% and 4.0%, respectively.

Income from current account services came to R$1,803 million in 2013, growth of 11.8% (or R$190 million) in 12 months and 1.5% in the quarter.

Income from lending operations totaled R$1,182 million, 8.1% (or R$104 million) down in 12 months and 4.9% up in the quarter.

Income from collection services amounted to R$810 million in 2013, up 12.5% (or R$90 million) in 12 months and 6.7% in the quarter, the latter upturn being primarily due to the increase in the volume in our cash management activities, which is partially explained by seasonality and also by the increased penetration of this product in our client base.

Also, Revenue from the Management of Funds, Consortia and Assets fell by 7.7% in twelve months and 18.7% in the quarter, reflecting the discontinuation of the operations of Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A., as we mentioned on page 7. Excluding this event, this line edged up by 0.6% in the quarter and fell by 2.3% in twelve months.

FEE AND COMMISSION INCOME	2013	2012	Var.	4Q13	3Q13	Var.
(R$ Million)			2013x2012			4Q13x3Q13

Cards¹	3,182	2,660	19.6%	884	798	10.8%
Insurance fees	1,819	1,461	24.5%	524	379	38.0%
Current Account Services	1,803	1,612	11.8%	471	464	1.5%
Asset Management²	1,172	1,269	-7.7%	261	321	-18.7%
Lending Operations³	1,182	1,286	-8.1%	309	295	4.9%
Collection Services[4]	810	721	12.5%	220	206	6.7%
Securities Brokerage, Custody and Placement Services	448	416	7.8%	94	97	-2.5%
Others³	259	256	1.0%	84	54	54.6%
Total	10,674	9,680	10.3%	2,847	2,614	8.9%
1. Includes credit card and acquiring services net of the amount transferred as interchange.
2. Includes income from funds and consortia
3. From 4Q13, we reclassified "income from guarantees provided" of "others" fees for "Lending Operations". For comparison, this reclassification is also reflected in prior periods.
4. Includes collection and bills

* Circular Susep 464, of March 1st, 2013.

SANTANDER BRASIL RESULTS

GENERAL EXPENSES (ADMINISTRATIVE + PERSONNEL)

Administrative and personnel expenses (excluding depreciation and amortization) totaled R$14,565 million in 2013, up 2.9% (or R$413 million) in 12 months and 5.3% in the quarter.

Personnel expenses, including profit sharing, came to R$ 7,241 million in 2013, down 0.8% (or R$57 million) in 12 months and 7.7% up in the quarter, largely due to higher expenses from compensation, charges and benefits as a result of the annual collective bargaining agreement.

Administrative expenses (excluding depreciation and amortization) amounted to R$7,324 million in 2013, 6.9% (or R$471 million) more than in 2012, due to higher expenses from “outside and specialized services”, “rentals” and “data processing”. In the quarter, administrative expenses increased by 2.9%, due to higher expenses from “advertising, promotions and publicity”.

Depreciation and amortization totaled R$1,732 million in 2013, up 2.4% (or R$41 million) in 12 months and 4.4% in the quarter.

General expenses, including depreciation and amortization, grew by 2.9% (or R$454 million) in 12 months and 5.2% in the quarter. The efficiency ratio stood at 47.5% in the full year and 51.1% in the quarter.

EXPENSES' BREAKDOWN (R$ Million)	2013	2012	Var.	4Q13	3Q13	Var.
			2013x2012			4Q13x3Q13

Outsourced and Specialized Services	2,339	2,135	9.6%	624	615	1.5%
Advertising, promotions and publicity	440	475	-7.4%	161	104	55.4%
Data processing	1,294	1,223	5.8%	327	336	-2.6%
Communications	612	613	-0.3%	151	152	-0.7%
Rentals	742	617	20.1%	192	191	0.5%
Transport and Travel	217	209	3.8%	63	51	21.6%
Security and Surveillance	593	560	5.9%	150	164	-8.2%
Maintenance	201	193	3.9%	51	55	-7.8%
Financial System Services	352	280	25.6%	99	91	8.7%
Water, Electricity and Gas	163	173	-5.9%	42	39	8.2%
Material	100	107	-6.4%	23	27	-14.5%
Others	272	266	2.0%	71	73	-3.5%
Subtotal	7,324	6,853	6.9%	1,953	1,898	2.9%
Depreciation and Amortization[1]	1,732	1,691	2.4%	413	396	4.4%
ADMINISTRATIVE EXPENSES	9,055	8,544	6.0%	2,367	2,294	3.2%

Compensation²	4,579	4,661	-1.7%	1,205	1,160	3.9%
Charges	1,342	1,399	-4.1%	374	318	17.5%
Benefits	1,161	1,080	7.5%	305	289	5.5%
Training	139	141	-1.1%	56	34	62.2%
Others	19	18	8.6%	6	5	22.0%
PERSONNEL EXPENSES	7,241	7,299	-0.8%	1,947	1,807	7.7%
						-
ADMINISTRATIVE + PERSONNEL EXPENSES (excludes deprec. and amortization)	14,565	14,152	2.9%	3,900	3,705	5.3%
					-
TOTAL GENERAL EXPENSES	16,297	15,842	2.9%	4,313	4,101	5.2%

1. Excludes the expenses of goodwill amortization, which in 4Q13 was R$909 million, 4Q12 was 909 million and in 3Q13 was R$ 909 million.
2. Includes Profit Sharing

SANTANDER BRASIL RESULTS

 ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses totaled R$11,720 million, down 11.4% in 12 months and 9.2% in the quarter. The reduction was primarily due to improved delinquency in the portfolio as well as increased efforts to recover loans.

ALLOWANCE FOR LOAN LOSSES	2013	2012	Var.	4Q13	3Q13	Var.
(R$ Million)			2013x2012			4Q13x3Q13

Gross allowance for loan losses	(14,227)	(14,991)	-5.1%	(3,327)	(3,534)	-5.9%
Income from recovery of written off loans	2,507	1,769	41.8%	878	836	5.1%
Total	(11,720)	(13,223)	-11.4%	(2,449)	(2,698)	-9.2%

OtHER OPERATING INCOME (EXPENSES)

Other operating income (expenses) came to R$3,108 million in 2013, down by 1.1% (or R$35 million) in 12 months and 12.3% in the quarter.

OTHER OPERATING INCOME (EXPENSES) (R$ Million)	2013	2012	Var.	4Q13	3Q13	Var.
			2013x2012			4Q13x3Q13

Other operating income (expenses)	(3,108)	(3,143)	-1.1%	(829)	(945)	-12.3%
Expenses from cards	(1,538)	(1,291)	19.1%	(418)	(421)	-0.8%
Net Income Capitalization	269	308	-12.6%	63	66	-5.0%
Provisions for contingencies¹	(1,643)	(1,807)	-9.1%	(454)	(564)	-19.5%
Others	(196)	(353)	-44.5%	(20)	(26)	-24.7%

1. Includes fiscal, civil and labor provisions.

INCOME TAX expenses

Taxes totaled R$518 million in 2013, with an effective tax rate of 8.0%, up 3.6p.p. in 12 months. In the quarter, the effective tax rate moved up by 4.4 p.p. to 13.8%.

SANTANDER BRASIL RESULTS

balance sheet

At the close of 2013, total assets stood at R$485,866 million, 8.2% up in 12 months and 4.4% in the quarter. In the same period, total equity came to R$62,819 million, or R$53,446 million excluding goodwill.

ASSETS (R$ Million)	Dec/13	Dec/12	Var.	Sep/13	Var.
			Dec13xDec12		Dec13xSep13

Current Assets and Long Term Assets	465,777	426,016	9.3%	444,978	4.7%
Cash and Cash Equivalents	5,486	4,742	15.7%	5,906	-7.1%
Interbank Investments	47,655	36,771	29.6%	44,776	6.4%
Money Market Investments	32,457	21,354	52.0%	32,367	0.3%
Interbank Deposits	2,480	4,616	-46.3%	2,638	-6.0%
Foreign Currency Investments	12,718	10,801	17.7%	9,770	30.2%
Securities and Derivative Financial Instrument	78,146	76,832	1.7%	71,610	9.1%
Own Portfolio	35,923	37,869	-5.1%	38,776	-7.4%
Subject to Repurchase Commitments	20,962	20,225	3.6%	13,578	54.4%
Posted to Central Bank of Brazil	4,603	1,487	209.5%	3,189	44.3%
Pledged in Guarantees	9,394	12,417	-24.3%	9,744	-3.6%
Others	7,264	4,834	50.3%	6,322	14.9%
Interbank Accounts	35,833	34,517	3.8%	38,298	-6.4%
Interbranch Accounts	1	2	n.a.	1	n.a.
Lending Operations	212,508	197,370	7.7%	207,112	2.6%
Lending Operations	227,482	211,959	7.3%	222,071	2.4%
Lending Operations Related to Assignment	25	-	n.a.	31	n.a.
(Allowance for Loan Losses)	(14,999)	(14,589)	2.8%	(14,990)	0.1%
Others Receivables	84,339	74,166	13.7%	75,500	11.7%
Others Assets	1,809	1,617	11.9%	1,775	1.9%
Permanent Assets	20,088	22,860	-12.1%	20,430	-1.7%
Investments	137	40	n.a.	122	12.8%
Fixed Assets	6,807	5,602	21.5%	6,125	11.1%
Intangibles	13,144	17,218	-23.7%	14,183	-7.3%
Goodwill	26,245	26,172	0.3%	26,245	0.0%
Intangible Assets	7,062	7,117	-0.8%	7,109	-0.7%
(Accumulated Amortization)	(20,162)	(16,072)	25.5%	(19,171)	5.2%
Total Assets	485,866	448,876	8.2%	465,408	4.4%

Goodwill (net of the amortization)	9,374	12,937	-27.5%	10,283	-8.8%
Total Assets (excluding goodwill)	476,492	435,938	9.3%	455,125	4.7%

SANTANDER BRASIL RESULTS

LIABILITIES (R$ Million)	Dec/13	Dec/12	Var.	Sep/13	Var.
			Dec13xDec12		Dec13xSep13

Current Liabilities and Long Term Liabilities	421,751	384,373	9.7%	400,424	5.3%
Deposits	134,213	126,545	6.1%	130,433	2.9%
Demand Deposits	15,605	13,457	16.0%	14,420	8.2%
Savings Deposits	33,589	26,857	25.1%	31,259	7.5%
Interbank Deposits	3,920	3,392	15.5%	3,755	4.4%
Time Deposits	81,100	82,839	-2.1%	80,999	0.1%
Money Market Funding	78,462	72,529	8.2%	77,794	0.9%
Own Portfolio	61,711	56,655	8.9%	54,905	12.4%
Third Parties	8,972	7,344	22.2%	12,450	-27.9%
Free Portfolio	7,779	8,530	-8.8%	10,440	-25.5%
Funds from Acceptance and Issuance of Securities	69,061	56,294	22.7%	63,758	8.3%
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	49,615	39,742	24.8%	44,668	11.1%
Securities Issued Abroad	18,170	15,298	18.8%	17,741	2.4%
Others	1,276	1,253	1.8%	1,349	-5.4%
Interbank Accounts	64	19	244.0%	2,428	n.a.
Interbranch Accounts	2,771	2,002	38.4%	1,344	106.2%
Borrowings	17,975	16,001	12.3%	17,460	3.0%
Domestic Onlendings -Official Institutions	11,757	9,385	25.3%	10,465	12.3%
Foreign Onlendings	19	41	-52.9%	19	-1.1%
Derivative Financial Instruments	5,865	5,205	12.7%	5,505	6.5%
Other Payables	101,563	96,353	5.4%	91,218	11.3%
Deferred Income	308	222	38.8%	298	3.4%
Minority Interest	987	829	19.1%	947	4.3%
Equity	62,819	63,452	-1.0%	63,740	-1.4%
Total Liabilities	485,866	448,876	8.2%	465,408	4.4%

Equity (excluding goodwill)	53,446	50,514	5.8%	53,457	0.0%

Obs.: The 2012 figures were retrospectively impacted by the CVM Deliberation 695, issued by CVM on December 13th, 2012, which deals with employee benefits, mainly pension plans.  The description of such impacts is provided on page 33.

SECURITIES

Securities totaled R$78,146 million in December 2013, growth of 1.7% in 12 months and 9.1% in the quarter.

SECURITIES (R$ Million)	Dec/13	Dec/12	Var.	Sep/13	Var.
			Dec13xDec12		Dec13xSep13

Public securities	51,743	56,573	-8.5%	46,090	12.3%
Private securities, funds quotas / others	19,142	15,428	24.1%	19,201	-0.3%
Financial instruments	7,261	4,831	50.3%	6,320	14.9%
Total	78,146	76,832	1.7%	71,610	9.1%

SANTANDER BRASIL RESULTS

CREDIT PORTFOLIO

At year-end, the total credit portfolio amounted to R$ 227,482 million, up 7.3% in 12 months and 2.4% in the quarter. In both comparison periods, the foreign currency credit portfolio, which also includes dollar-indexed loans, was impacted by the devaluation of the Real against the dollar, resulting in an increase in this portfolio. Excluding the effect of the exchange rate variation, the total credit portfolio would have grown by 5.7% in 12 months and 1.9% in the quarter.

At the close of December, the foreign currency loan portfolio, including dollar-indexed loans, totaled R$26.9 billion, 17.0% more than the R$23.1 billion recorded at the end of 2012 and 0.1% less than the R$27.0 billion reported in September 2013.

The expanded credit portfolio, which includes other credit risk transactions, acquiring activities and guarantees, ended the year at R$279,812 million, growth of 9.3% in 12 months and 2.6% in the quarter.

MANAGERIAL BREAKDOWN OF CREDIT	Dec/13	Dec/12	Var.	Sep/13	Var.
BY SEGMENT (R$ Million)			Dec13xDec12		Dec13xSep13

Individuals	75,522	71,287	5.9%	73,773	2.4%
Consumer Finance	37,849	36,806	2.8%	36,747	3.0%
SMEs	33,712	36,487	-7.6%	34,398	-2.0%
Corporate	80,400	67,379	19.3%	77,153	4.2%
Total portfolio	227,482	211,959	7.3%	222,071	2.4%
Other credit related transactions¹	52,330	44,005	18.9%	50,720	3.2%
Total expanded credit portfolio	279,812	255,964	9.3%	272,790	2.6%

1 - Includes Debenture, FIDC, CRI , Floating Rate Notes, Promissory Notes, acquiring activities related assets and guarantees.

LOANS TO INDIVIDUALS

Loans to individuals closed December 2013 at R$75,522 million, up 5.9% (or R$4,234 million) in 12 months and 2.4% in the quarter. The two products that contributed to the increase in this portfolio, in both periods of comparison, were the mortgages and credit cards.

The credit card portfolio totaled R$17,221 million, up 6.5% (or R$1,046 million) in 12 months and 10.6% in the quarter, chiefly due to period seasonality.

The balance of mortgages closed the year at R$15,702 million, up 32.9% (or R$3,890 million) in 12 months and 9.0% in the quarter.

Payroll loans, excluding the acquired portfolio, totaled R$13,058 million, down 3.6% (or R$490 million) in 12 months and 4.9% in the quarter. It is worth noting that the reduced growth pace of this portfolio was caused by adjustments to the product’s processes and strategy.

SANTANDER BRASIL RESULTS

CONSUMER FINANCE

The consumer finance portfolio, which is originated outside the branch network, closed 2013 at R$37,849 million, up 2.8% (or R$1,043 million) in 12 months and 3.0% in the quarter. Of this total, R$ 30,539 million refers to vehicle financing for individuals.

Therefore, the total vehicle portfolio for individuals, including operations originated through car dealers and Santander’s branch network, amounted to R$33,732 million in 2013, an increase of 3.0% in 12 months and 1.8% in the quarter.

CORPORATE AND SMEs LOANS

Corporate and SMEs loans closed 2013 at R$114,111 million, up 9.9% (or R$10,246 million) in 12 months and 2.3% in the quarter.

The Corporate loan portfolio came to R$80,400 million, growth of 19.3% (or R$13,021 million) in 12 months and 4.2% in the quarter, being positively impacted in both periods by the exchange rate variation. Excluding this impact, growth would have come to 14.2% in 12 months and 2.5% in the quarter.

Loans to SMEs totaled R$33,712 million in 2013, down 7.6% (or R$2,775 million) in 12 months and 2.0% in the quarter. The reduced growth pace of this portfolio reflects the more moderate pace of economic activity throughout the year, as well as our efforts to prioritize the profitability of this business. However, the bank will maintain its focus on the segment and will continue working on solutions that will permit growth with quality.

SANTANDER BRASIL RESULTS

INDIVIDUALS AND CORPORATE LOAN PORTFOLIO BY PRODUCT

BREAKDOWN OF MANAGERIAL CREDIT	Dec/13	Dec/12	Var.	Sep/13	Var.
PORTFOLIO BY PRODUCT (R$ Million)			Dec13xDec12		Dec13xSep13

Individuals
Leasing / Auto Loans¹	3,193	2,744	16.3%	3,099	3.0%
Credit Card	17,221	16,174	6.5%	15,577	10.6%
Payroll Loans²	13,719	14,772	-7.1%	14,432	-4.9%
Payroll Loans originated by the bank	13,058	13,548	-3.6%	13,733	-4.9%
Acquired portfolio	661	1,224	-46.0%	699	-5.4%
Mortgages	15,702	11,812	32.9%	14,400	9.0%
Agricultural Loans	2,740	2,163	26.7%	2,841	-3.5%
Personal Loans / Others	22,948	23,621	-2.9%	23,425	-2.0%
Total Individuals	75,522	71,287	5.9%	73,773	2.4%

Consumer Finance	37,849	36,806	2.8%	36,747	3.0%

Corporate and SMEs
Leasing / Auto Loans	3,337	3,508	-4.9%	3,500	-4.7%
Real Estate	9,497	7,789	21.9%	9,108	4.3%
Trade Finance	17,102	15,948	7.2%	18,827	-9.2%
On-lending	9,944	7,811	27.3%	8,985	10.7%
Agricultural Loans	2,290	2,221	3.1%	2,208	3.7%
Working capital / Others	71,942	66,588	8.0%	68,923	4.4%
Total Corporate and SMEs	114,111	103,865	9.9%	111,551	2.3%

Total Credit	227,482	211,959	7.3%	222,071	2.4%
Other Credit Risk Transactions with clients³	52,330	44,005	18.9%	50,720	3.2%
Total Expanded Credit Portfolio	279,812	255,964	9.3%	272,790	2.6%

1. Including the loans to individual in the consumer finance segment, auto loan portfolio totaled R$ 33,732 MM in 4Q13, R$ 32,765 MM in 4Q12, R$ 33,138 MM in 3Q13.
2. Includes acquired payroll loan portfolio.
3. Includes "Debenture", FIDC, CRI, Floating Rate Notes, Promissory Notes, Acquiring activities related assets and guarantees.

BALANCE OF ALLOWANCE FOR LOAN LOSSES / COVERAGE RATIO

The balance of allowance for loan losses totaled R$14,999 million in December 2013, up 2.8% in 12 months and 0.1% in the quarter.

The BR GAAP coverage ratio is obtained by dividing the balance of allowance for loan losses by loans overdue by more than 90 days. At the close of December 2013, it stood at 179.4%, 53.9pp up in 12 months and 28.6 p.p. in the quarter, chiefly due to the substantial reduction in the balance of loans overdue by more than 90 days as a result of the improvement in the quality of the portfolio.

SANTANDER BRASIL RESULTS

RENEGOTIATION PORTFOLIO

Credit renegotiations came to R$14,015 million in December 2013, growth of 27.5% in 12 months. These operations include loan agreements that were extended and/or amended to enable their receipt under conditions agreed upon with the clients, including the renegotiation of previously written-off loans. In the quarter, growth came to 8.7%.

At year-end, 50.3% of the portfolio was provisioned, versus 51.2% at the close of 2012. These levels are considered to be adequate, given the nature of the operations involved.

RENEGOTIATED PORTFOLIO	Dec/13	Dec/12	Var.	Sep/13	Var.
(R$ Million)			Dec13xDec12		Dec13xSep13

Renegotiated Portfolio	14,015	10,992	27.5%	12,897	8.7%
Allowance for loan losses over renegotiated portfolio	(7,050)	(5,633)	25.1%	(6,292)	12.0%
Coverage %	50.3%	51.2%	-0.9 pp	48.8%	1.5 pp

DELINQUENCY RATIO (OVER 90 DAYS)

The over-90-day delinquency ratio reached 3.7% of the total credit portfolio, down 1.8 p.p. in 12 months and 0.8 p.p. in the quarter. This reduction reflects the improvement in the quality of the portfolio. The delinquency ratio of the individual segment stood at 5.1%, down 2.7 p.p. in 12 months and 0.9 p.p. in the quarter. Delinquency in the corporate segment reached 2.4%, down 0.9 p.p. in 12 months and 0.7 p.p. in the quarter.

DELINQUENCY RATIO (OVER 60 DAYS)

The over-60-day delinquency ratio came to 4.6% in December 2013, down 2.0 p.p. in 12 months and 0.8 p.p. in the quarter. The individual delinquency ratio came to 6.3%, down 3.0 p.p. in 12 months and 0.9 p.p. in the quarter, while the corporate ratio fell by 1.0 p.p. in 12 months and 0.7 p.p. in the quarter.

The 15-90-day delinquency ratio totaled stood at 4.7%, 0.2 p.p. down in 12 months and flat in the quarter.

SANTANDER BRASIL RESULTS

FUNDING

Funding from clients closed 2013 at R$222,067 million, up 11.5% (or R$22,874 million) in 12 months and 5.9% in the quarter. In both, the 12-month and three-month comparisons, the best performers were debentures, real estate notes (LCIs), agribusiness notes (LCAs) and savings deposits, which jointly accounted for more than 70% of the increase in both periods.

FUNDING (R$ Million)	Dec/13	Dec/12	Var.	Sep/13	Var.
			Dec13xDec12		Dec13xSep13

Demand deposits	15,605	13,457	16.0%	14,420	8.2%
Saving deposits	33,589	26,857	25.1%	31,259	7.5%
Time deposits	81,100	82,839	-2.1%	80,999	0.1%
Debenture/LCI/LCA¹	60,920	49,548	23.0%	54,295	12.2%
Treasury Notes (Letras Financeiras)	30,854	26,493	16.5%	28,643	7.7%
Funding from clients	222,067	199,193	11.5%	209,616	5.9%

1. Debentures repurchase agreement, Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA)

CREDIT/FUNDING RATIO

The credit/funding ratio reached 102.4% in December 2013, down 4.0p.p. in twelve months and 3.5p.p. in the quarter. This improvement reflects the higher growth of funding from clients in both periods of comparison in relation to loan portfolio.

 The liquidity metric adjusted for the (high) reserve requirements and medium/long term funding stood at 93.5%, down 3.9 p.p. in 12 months and 3.7 p.p. in the quarter.

The bank has a comfortable liquidity position and a stable and adequate funding structure.

FUNDING VS. CREDIT (R$ Million)	Dec/13	Dec/12	Var.	Sep/13	Var.
			Dec13xDec12		Dec13xSep13

Funding from clients (A)	222,067	199,193	11.5%	209,616	5.9%
(-) Reserve Requirements	(35,619)	(34,310)	3.8%	(35,437)	0.5%
Funding Net of Reserve Requirements	186,448	164,883	13.1%	174,179	7.0%
Borrowing and Onlendings	11,838	9,507	24.5%	10,553	12.2%
Subordinated Debts	8,906	11,919	-25.3%	8,690	2.5%
Offshore Funding	36,083	31,218	15.6%	35,132	2.7%
Total Funding (B)	243,275	217,528	11.8%	228,554	6.4%
Assets under management[1]	144,942	134,935	7.4%	144,244	0.5%
Total Funding and Asset under management	388,218	352,463	10.1%	372,798	4.1%
Total Credit (C)	227,482	211,959	7.3%	222,071	2.4%
C / B (%)	93.5%	97.4%		97.2%

C / A (%)	102.4%	106.4%		105.9%

1 - According to Anbima criterion.

SANTANDER BRASIL RESULTS

 BIS RATIO

The BIS ratio totaled 19.2% in December 2013, a decrease of 1.6 p.p. over December 2012 and 1.5 p.p. in the quarter.

In this quarter, BIS ratio was impacted mainly by the implementation, in October 2013, of the new rules related to the definition of capital and the regulatory capital requirements with the purpose of implementing in Brazil the recommendations of the Basel Committee on Banking Supervision (Basel III).

The new rules were released by resolutions 4.192 and 4.193 and Circular 3.644 and, subsequently amended respectively by resolutions 4.278 and 4.281 and Circular 3.679, published in October 2013, establishing the rules for calculating the minimum Regulatory Capital requirements, Tier I and Principal Capital. The minimum Regulatory Capital requirements remains at 11% and the Tier I requirement is 5.5% and Principal Capital is 4.5%.

According to the new rules on regulatory capital in Brazil, the value of goodwill for the calculation of capital base will be deducted from the capital base according to the "phase-in" of implementation of Basel III in Brazil.

OWN RESOURCES AND BIS (R$ Million)¹	Dec/13	Dec/12	Var.	Sep/13	Var.
			Dec13xDec12		Dec13xSep13

Tier I Regulatory Capital	63,595	65,213	-2.5%	64,586	-1.5%
- Principal Capital	63,595	-	-	-	-
Tier II Regulatory Capital	2,701	5,070	-46.7%	2,692	0.3%
Adjusted Regulatory Capital (Tier I and II)	66,296	70,283	-5.7%	67,278	-1.5%
Required Regulatory Capital	37,936	37,171	2.1%	35,773	6.0%
Adjusted Credit Risk Capital requirement	34,200	32,449	5.4%	32,184	6.3%
Market Risk Capital requirement	2,048	2,951	-30.6%	1,900	7.8%
Operational Risk Capital requirement	1,689	1,770	-4.6%	1,689	0.0%
Basel Ratio	19.2%	20.8%	-1.6 p.p.	20.7%	-1.5 p.p.
Tier I	18.4%	19.3%	-0.9 p.p.	19.9%	-1.5 p.p.
- Principal Capital	18.4%	-	-	-	-
Tier II	0.8%	1.5%	-0.7 p.p.	0.8%	0.0 p.p.

¹Does not consider the eventual impacts of the Capital Optimization Plan.

In addition, in September we announced certain initiatives to establish a more efficient capital structure without altering the Bank’s solvency level. Through a pioneering transaction in the Brazilian market, we replaced R$ 6 billion of Santander Brasil’s equity with an equal amount of additional Tier 1 and Tier 2 capital. The main objectives are to: (i) reduce the cost of capital; (ii) Increase return on equity while maintaining the same degree of solvency; and (iii) ensure a more flexible capital structure in terms of currencies and composition. For more details see page 7.

CARDS

CARDS

Santander closed 2013 continuing with its strategy of expanding its share of the credit card market and launching innovative and advantageous products for its clients.

In order to strengthen relations with our clients, in 2013 we focused on expanding Santander Esfera, which offers our customers promotions and discounts with our chosen partners on a daily basis. In November, we began a partnership with the Easy Taxi application and included the Azul airline in the SuperBônus catalogue.

We are continuing to work closely with our account and non-account holders, providing differentiated product offerings developed for their specific needs, enabling us to expand our customer base, while always seeking to play a greater role in their financial planning.

TURNOVER

Credit turnover volume totaled R$19.7 billion in 4Q13, up 11.1% in 12 months and 7.8% in the quarter. Debit volume came to R$32.1 billion, growth of 13.3% in 12 months and 17.0% in the quarter.

CREDIT CARD PORTFOLIO

The total credit card portfolio came to R$17.6 billion in 4Q13, up 6.3% YoY and 10.8% in the quarter. The financed portfolio totaled R$4.7 billion, 2.6% down in 12 months and 4.7% in the quarter.

CARD BASE The credit card base grew 7.6% in 12 months and 4.1% in the quarter, reaching 15.7 million cards. Debit cards totaled 37.5 million in 4Q13, up 11.1% YoY and 2.9% more than in September 2013.

OUR SHARES

CORPORATE GOVERNANCE

Santander follows the recommendations of the Best Practices Code of the Brazilian Institute for Corporate Governance (IBGC) and its shares and units are listed under Corporate Governance Level 2 of the BM&FBOVESPA (Securities, Commodities and Futures Exchange), which includes a rigorous set of governance rules and practices that go beyond the legislation in force.

SIMPLIFIED OWNERSHIP STRUCTURE

Santander’s ownership structure on December 31, 2013 was:

OWNERSHIP STRUCTURE	Common shares	%	Preferred share	%	Total share capital (thousand)	Total %
	(thousand)		(thousand)

Santander Group ¹	161,162,226	75.7%	137,716,365	74.0%	298,878,592	74.9%
Treasury Shares	1,021,459	0.5%	928,599	0.5%	1,950,058	0.5%
Free Float	50,658,046	23.8%	47,557,421	25.5%	98,215,467	24.6%
Total	212,841,732	100.0%	186,202,385	100.0%	399,044,117	100.0%

1- Includes shareholding of Grupo Empresarial Santander, S.L. ; Sterrebeeck B.V. and Santander Insurance Holding, S.L., as well the administrators.

Santander Brasil announced shareholder payments of R$2,400 million in 2013, R$300 million of which as interest on equity and R$2,100 million in dividends. The payments announced in the first half took place on August 29. As payments are semiannual, the next one will occur from February 26, 2014 onwards.

It is important to point out that, on January 29, 2012, the Company returned R$ 6 billion to shareholders as part of the capital optimization process announced to the market on September 26, 2013. For more detail, see page 7.

PERFORMANCE

SANB11	2013	2012	Var. 2013x2012	4Q13	3Q13	Var. 4Q13x3Q13

Earnings (annualized) per unit ¹ (R$)	1.51	1.67	-9.7%	1.48	1.48	0.2%
Dividend + Interest on capital (semester) per unit (R$)	0.63	0.70	-10.1%	0.26	0.12	122.2%
Closing price (R$)²	14.0	15.0	-6.6%	14.0	14.9	-6.4%
Book Value per unit (R$)[3]	14.1	13.3	5.8%	14.1	14.1	0.0%
Market Capitalization (R$ bi)[4]	53.1	56.9	-6.6%	53.1	56.8	-6.4%

1- Calculation does not consider the fact that the dividends attributed to the preferred shares are 10% higher than those attributed to the common shares.
2- Closing price refers to historical serie.
3- Book Value calculation excludes the goodwill and already reflects the retrospectively impact from the CVM Resolution 695 (see more details on page 33).
4-Market capitalization: total shares (ON + PN)/105 (Unit = 50 PN + 55 ON) x Unit's.

RATINGS

RATINGS AGENCIES

Santander is rated by international ratings agencies and the ratings assigned, reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Company is inserted. The table below presents the ratings assigned by the main rating agencies.

	Global Scale				National Scale
RATINGS

	Local Currency		Foreign Currency		National
Rating Agency	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term

Fitch Ratings (outlook)	BBB (stable)	F2	BBB (stable)	F2	AAA (bra) (stable)	F1+ (bra)

Standard & Poor’s (outlook)	BBB (negative)	A-2	BBB (negative)	A-2	brAAA (negative)	brA-1

Moody's (outlook)	Baa2 (stable)	Prime-2	Baa2 (stable)	Prime-2	Aaa.br (stable)	Br-1

Ratings assigned according published reports of the Rating agencies: Fitch Ratings (May 28, 2013); Standard & Poor’s (June 07, 2013) and Moody’s (October 03, 2013).

RISK MANAGEMENT

RISK MANAGEMENT

Corporate Governance of Risk Function

The structure of the Banco Santander Risk Committee is defined in accordance with the highest standards of prudent management and vision client." Each committee has certain powers and approval levels, while respecting local legal and regulatory environment. Decisions are collegial and defined through credit committees, which ensure that different opinions. Its main responsibilities are:

• Integrate and adapt the Bank's risk to local, as well as risk management strategy and the willingness and level of risk tolerance, all matched with corporate standards Banco Santander Spain;

• to approve the proposals and operations and limitations of clients and portfolio (wholesale and retail);

• references on general themes related to Market Risk;

• to guarantee Banco Santander activities are consistent with the risk tolerance level previously approved by Committee Executive; and

• to authorize the use of local management tools and risk models and to be familiar with the result of their internal validation.

The risk function at Banco Santander is executed by the Executive Vice-Presidency of Risk, which is independent from the business areas and reports directly to the CEO of Banco Santander.

Further details of the structure, methodologies and control system related to risk management is described in the report available on the website www.santander.com.br.

Credit Risk

The Credit Risk Management tries to supply subsidies to the definition of strategies, according to the risk appetite, in addition to setting limits, spanning the analysis of exposure and trends as well as the effectiveness of credit policy. The objective is to keep a risk profile and an appropriate minimum profitability that compensates the estimated default, both the client and the portfolio as defined the Executive Committee. Additionally, it is responsible for the control and monitoring systems used in the management of credit risks and market These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

Risk Management specializes in the characteristics of the customers, as well as the process of risk management is segregated between customers and individual customers with similar characteristics (standardized).

market risk

Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

Banco Santander operates in accordance with the global policies within the risk appetite of the Bank and aligned with the objectives in Brazil and worldwide. For this purpose, developed its own model of Risk Management, the following principles:

• Functional independence;

• Executive capacity sustained by knowledge and customer proximity;

• Global scope (different types of risk);

• Collective decisions that evaluate all possible scenarios and not compromise the results of individual decisions, including Brazil Executive Risk Committee, which sets limits and approves the transactions and the Executive Committee of Assets and Liabilities, which is responsible for the management of capital and structural risks, which includes country risk, liquidity and interest rates;

• Management and optimization of the risk / return; and

• Advanced methodologies for risk management, such as Value at Risk (VaR) (historical simulation of 521 days, with a confidence level of 99% and a time horizon of one day), scenarios, sensitivity of net interest income, asset value and sensitivity contingency plan.

The structure of Market Risk is part of the Vice President of Credit Risk and Market, which implements the policies of risk, taking into account local and global corporate settings.

operational risk management, Internal controls –SARBANES-OXley ACT and internal audit

Banco Santander’s corporative areas, responsible for technological and operational risk management and Internal controls are subordinate to different Vice-Presidencies, with structures, procedures, methodologies, tools and specific internal models guaranteed through an appropriate managerial model permitting the identification, capture, assessment, control, monitoring, mitigation and reduction of operational risk events and losses. In addition, the management and prevention of operational and technological risks, the continuity of the business and the continuous strengthening of the internal control system, meets the requirements of the regulators, the Basel Accord (BIS II) and the Sarbanes-Oxley Act (SOX). It is also aligned with the guidelines set forth by Banco Santander Spain, which are based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission – Enterprise Risk Management – Integrated Framework.

RISK MANAGEMENT

The developed and adopted procedures aim for Banco Santander’s continuing presence among the select group of financial institutions as having the best operational risk management practices, thereby helping to continuously improve its reputation, solidity, sustainability and reliability in the local and international markets. The management plays an active part, aligned with the mission of the areas, recognizing, participating and sharing responsibility for: the continuous improvements of the operational and technological risk management culture and structure; improvements in the internal control environment, in order to ensure compliance with the established objectives and goals and also the security and quality of the products and services provided.

Banco Santander’s Board of Directors opted to adopt the Alternative Standardized Approach (ASA) to calculate the installment of Required Notional Equity related to operational risk. The 2012 review of the effectiveness of internal controls in the Banco Santander companies, in accordance with section 404 of the Sarbanes-Oxley Act, was concluded in February 2013 and found no evidence of any material issues. Additional information on the management models can be found in the annual and social reports at www.santander.com.br/ri.

Internal Audit depends directly on the Board of Directors, whose activities are supervised by the Audit Committee.

Internal Audit’s objective is to supervise the compliance, efficiency and effectiveness of internal control systems, as well as the reliability and quality of accounting information. Thus, all Banco Santander’s companies, business units, departments and core services are under its scope of application.

Audit Committee and the Board of Directors were informed on Internal Audit’s works during the year from 2013, according to its annual plan.

The Audit Committee approved the internal audit work plan and activity report for 2014. In order to perform its duties and reduce coverage risks inherent to Conglomerate's activities, the Internal Audit area has internally-developed tools updated whenever necessary.

Among these tools, it is worth mentioning the risk matrix, for it is used as a planning tool, prioritizing each unit’s risk level, based on its inherent risks, audit’s last rating, level of compliance with recommendations and size.

In addition, at least annually, the work programs are reviewed. These documents describe the audit tests to be performed, so that the requirements are enforced.

Throughout 2013, internal control procedures and controls on information systems pertaining to units under analysis were assessed on work plan for 2013, taking into account their conception efficiency and performance.

.

ENVIRONMENTAL AND SOCIAL RISK

Social and environmental risk management for the wholesale banking customers is accomplished through a management system for customers who have credit limits or credit risk above R$1 million, which considers aspects such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which there is possibility of penalties. A specialized team, with background in Biology, Chemistry, Health and Safety Engineering and Chemical Engineering, monitors the environmental practices of our corporate clients. The financial analysis team studies the potential damage and impacts that adverse social and environmental situations may cause to the financial condition of customers and their guarantees. The analysis focuses on preserving capital and market reputation, and the dissemination of this practice is achieved by constant training of both commercial and risk areas on the application of social and environmental risk standards in the credit approval process for corporate client.

The social and environmental risk in suppliers is managed throughout the procurement process based on the 10 principles of the United Nations' Global Compact, which considers items such as human rights, working conditions and ethical, social and environmental issues. In order to participate in a bid, a company must state that respects these principles. During approval, a technical evaluation is carried out, involving social and environmental criteria. Additionally, the suppliers classified as high impact undergo further evaluation on the operational, administrative, financial, tax, legal, governance, social and environmental aspects. This phase includes a visit to check the proofs and replies obtained during the evaluation. There are also procedures conducted by independent advisory firms to monitor compliance of the suppliers’ practices with the Global Compact principles, which are supervised by the Group’s head office.

CORPORATE GOVERNANCE AND SUSTAINABLE DEVELOPMENT

SUSTAINABLE DEVELOPMENT

For the fourth time consecutively, we integrated the Índice de Sustentabilidade Empresarial (Business Sustainability Index – ISE) from BM&FBovespa This portfolio is composed by 51 shares from 40 companies . Participating in this process, which evaluates the social, environmental, economic and governance practices of companies, Santander reaffirms its commitment to sustainability.

Another index we integrated was the Global Compact 100, an index which gathers shares from companies committed to the ten principles of the UN Global Compact, conceived in partnership with the research enterprise Sustainalytics.

Regarding recognitions, the “Prêmio Eco 2013”, organized by the American Trade Chamber (AMCHAM), chose Santander Universidades as the winner at the “Sustantabilidade em Produtos ou Serviços” category (“Sustainability in Products or Services”). We were also indicated as a “model company” by Guia Exame de Sustentabilidade, which gathers a total of 61 companies with good examples of socio-environmental practices.

Referring to financial inclusion initiatives, we opened our mini branch in Paraisópolis (one of the largest communities in São Paulo) in which, besides providing self-service terminals, we will also have a staff focused on the micro local entrepreneurs’ service.

CORPORATE GOVERNANCE

On October 23, 2013, it was known by the Company’s Directors the leaving of Mr. Luis Felix Cardamone Neto, who acted as Vice-President Executive Officer, being responsible for the Real Estate Business, Financial, Payroll Loan, Insurance and Capitalization.

On November 27, 2013, on the meeting held by the Board of Directors, it was ratified the nomination the Company’s Ombudsman, Mrs. Maria Lúcia Ettore do Vale, replacing Mr. Miguel de Souza Lopes. As well as it was approved the Annual Calendar of the Company for 2014.

On December 18, 2013, it was approved by the Board of Directors the Company’s annual budget for the fiscal year 2014, and it was also approved the Independent Auditors’ fees for the fiscal year 2013.

On the Board of Directors meeting, held on December 30, 2013, it was elected as Vice-President Executive Officer, Mr. Juan Sebastián Moreno Blanco, who will be in charge for the Commercial Vice-Presidency, who will only take the office after approval of his election by the Brazilian Central Bank and after obtaining his permanent visa from the Brazilian Ministry of Labour and Employment.

ADDITIONAL INFORMATION - BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS

BALANCE SHEET

The 2012 figures were retrospectively impacted by the CVM Deliberation 695, issued by CVM on December 13th, 2012, which deals with employee benefits, mainly pension plans.  The description of such impacts is provided on page 33.

ASSETS (R$ Million)	Dec/13	Sep/13	Jun/13	Mar/13	Dec/12

Current Assets and Long Term Assets	465,777	444,978	446,974	426,550	426,016
Cash and Cash Equivalents	5,486	5,906	4,534	5,256	4,742
Interbank Investments	47,655	44,776	44,342	47,250	36,771
Money Market Investments	32,457	32,367	28,696	32,458	21,354
Interbank Deposits	2,480	2,638	3,885	3,950	4,616
Foreign Currency Investments	12,718	9,770	11,761	10,843	10,801
Securities and Derivative Financial Instrument	78,146	71,610	77,534	71,830	76,832
Own Portfolio	35,923	38,776	34,710	36,541	37,869
Subject to Repurchase Commitments	20,962	13,578	20,994	16,533	20,225
Posted to Central Bank of Brazil	4,603	3,189	2,661	1,274	1,487
Pledged in Guarantees	9,394	9,744	12,648	13,315	12,417
Others	7,264	6,322	6,522	4,167	4,834
Interbank Accounts	35,833	38,298	34,317	34,004	34,517
Restricted Deposits:	35,787	35,605	32,731	32,392	34,479
-Central Bank of Brazil	35,619	35,437	32,563	32,222	34,310
-National Housing System	168	168	168	169	169
Others	46	2,693	1,587	1,612	38
Interbranch Accounts	1	1	1	1	2
Lending Operations	212,508	207,112	203,059	196,434	197,370
Lending Operations	227,482	222,071	218,053	211,703	211,959
Lending Operations Related to Assignment	25	31	38	47	-
(Allowance for Loan Losses)	(14,999)	(14,990)	(15,033)	(15,317)	(14,589)
Other Receivables	84,339	75,500	81,408	70,154	74,166
Foreign Exchange Portfolio	43,522	35,577	42,283	31,583	36,199
Tax Credits	19,960	19,287	19,136	18,936	18,550
Others	20,858	20,636	19,988	19,635	19,417
Others Assets	1,809	1,775	1,779	1,621	1,617
Permanent Assets	20,088	20,430	21,076	22,051	22,860
Investments	137	122	115	45	40
Fixed Assets	6,807	6,125	5,886	5,752	5,602
Intangibles	13,144	14,183	15,076	16,254	17,218
Goodwill	26,245	26,245	26,240	26,241	26,172
Intangible Assets	7,062	7,109	6,978	7,099	7,117
(Accumulated Amortization)	(20,162)	(19,171)	(18,142)	(17,086)	(16,072)
Total Assets	485,866	465,408	468,050	448,601	448,876

ADDITIONAL INFORMATION - BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS

LIABILITIES (R$ Million)	Dec/13	Sep/13	Jun/13	Mar/13	Dec/12

Current Liabilities and Long Term Liabilities	421,751	400,424	402,912	384,184	384,373
Deposits	134,213	130,433	126,147	122,776	126,545
Demand Deposits	15,605	14,420	13,385	12,717	13,457
Savings Deposits	33,589	31,259	29,293	27,915	26,857
Interbank Deposits	3,920	3,755	3,604	3,474	3,392
Time Deposits	81,100	80,999	79,865	78,669	82,839
Money Market Funding	78,462	77,794	78,871	79,663	72,529
Own Portfolio	61,711	54,905	58,201	55,742	56,655
Third Parties	8,972	12,450	9,756	14,195	7,344
Free Portfolio	7,779	10,440	10,914	9,726	8,530
Funds from Acceptance and Issuance of Securities	69,061	63,758	64,956	58,498	56,294
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	49,615	44,668	44,813	40,115	39,742
Securities Issued Abroad	18,170	17,741	18,813	17,127	15,298
Others	1,276	1,349	1,329	1,257	1,253
Interbank Accounts	64	2,428	1,414	1,710	19
Interbranch Accounts	2,771	1,344	984	1,261	2,002
Borrowings	17,975	17,460	16,976	16,024	16,001
Domestic Onlendings -Official Institutions	11,757	10,465	9,559	9,737	9,385
National Economic and Social Development Bank (BNDES)	5,848	5,223	4,846	5,417	5,190
National Equipment Financing Authority (FINAME)	5,723	5,068	4,543	4,117	3,940
Other Institutions	185	173	170	203	255
Foreign Onlendings	19	19	29	27	41
Derivative Financial Instruments	5,865	5,505	5,713	4,132	5,205
Other Payables	101,563	91,218	98,262	90,355	96,353
Foreign Exchange Portfolio	43,434	35,248	42,212	31,948	36,399
Tax and Social Security	15,282	17,006	16,643	17,356	16,832
Subordinated Debts	8,906	8,690	9,046	11,407	11,919
Others	33,942	30,274	30,362	29,644	31,204
Deferred Income	308	298	252	275	222
Minority Interest	987	947	924	912	829
Equity	62,819	63,740	63,963	63,230	63,452
Total Liabilities	485,866	465,408	468,050	448,601	448,876

ADDITIONAL INFORMATION - BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS

SUMMARIZED MANAGERIAL FINANCIAL STATEMENT

MANAGERIAL FINANCIAL STATEMENT¹ (R$ Million)
	4Q13	3Q13	2Q13	1Q13	4Q12	3Q12	2Q12	1Q12

NET INTEREST INCOME	7,211	7,521	7,438	7,658	7,813	8,111	8,379	8,077
Allowance for Loan Losses	(2,449)	(2,698)	(3,202)	(3,371)	(3,096)	(3,228)	(3,808)	(3,091)
NET INTEREST INCOME AFTER LOAN LOSSES	4,762	4,822	4,236	4,287	4,717	4,883	4,571	4,986
Fee and commission income	2,847	2,614	2,628	2,586	2,522	2,441	2,295	2,422
General Expenses	(4,313)	(4,101)	(3,992)	(3,891)	(4,132)	(4,013)	(3,832)	(3,865)
Personnel Expenses + Profit Sharing	(1,947)	(1,807)	(1,735)	(1,753)	(1,850)	(1,835)	(1,784)	(1,829)
Administrative Expenses²	(2,367)	(2,294)	(2,257)	(2,138)	(2,282)	(2,178)	(2,048)	(2,036)
Tax Expenses	(785)	(812)	(776)	(750)	(786)	(778)	(771)	(803)
Investments in Affiliates and Subsidiaries	(2)	17	5	0	(0)	0	0	0
Other Operating Income/Expenses³	(829)	(945)	(616)	(718)	(702)	(859)	(752)	(830)
OPERATING PROFIT	1,679	1,595	1,485	1,513	1,618	1,675	1,513	1,911
Non Operating Income	28	10	112	87	36	(2)	(8)	43
NET PROFIT BEFORE TAX	1,707	1,605	1,597	1,600	1,654	1,673	1,505	1,954
Income Tax and Social Contribution	(236)	(151)	(93)	(38)	(6)	(128)	(14)	(148)
Minority Interest	(62)	(48)	(94)	(43)	(41)	(36)	(18)	(31)
NET PROFIT	1,409	1,407	1,410	1,519	1,607	1,509	1,473	1,774

1. Excludes 100% of the goodwill amortization expense, the tax hedge effect and others as mentioned on pages 31 and 32. Additionally, the 2012 figures were retrospectively impacted by the CVM Deliberation 695, issued by CVM on December 13th, 2012, which deals with employee benefits, mainly pension plans. The description of such impacts is provided on page 33.

2. Administrative Expenses exclude 100% of the goodwill amortization expense.
3. Includes Net Income from Premiums, Pension Funds and Capitalization.

Under Brazilian income tax rules, gains (losses) resulting from the exchange rate variation on foreign currency investments are not taxable (tax deductible). This tax treatment leads to foreign exchange rate exposure in the tax line. A hedge position was set up in order to immunize the net profit from the impact of the foreign exchange variation on the income tax and tax expenses lines.

FISCAL HEDGE (R$ Million)	4Q13	3Q13	2Q13	1Q13	4Q12	3Q12	2Q12	1Q12

Net Interest Income	(725)	(228)	(1,703)	288	(140)	(95)	(1,511)	309
Tax Expenses	57	9	174	(42)	3	(2)	152	(43)
Income Tax	668	218	1,529	(247)	137	98	1,359	(267)

4Q13 NON-RECURRING EVENTS

4Q13 NON-RECURRING EVENTS

As mentioned on page 8, there were two non-recurring events in 4Q13, generating revenue of R$1,508 million after taxes, which was entirely offset by non-recurring expenses of the same amount, with no impact on net profit. For a better understanding and analysis of the period’s results, we present below the accounting result excluding these events.

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ Million)	4Q13	Income		Expenses			Total of non-recurring events	4Q13
	Accounting	Asset Management (A)	Other non-recurring income (B)	Productivity Fund (C)	Assets valuation adjustments (D)	Other non-recurring expenses (E)		Managerial excluding the non-recurring events impact

NET INTEREST INCOME	7,146	-	-	-	(218)	-	(218)	7,364
Allowance for Loan Losses	(3,419)	-	-	-	-	(92)	(92)	(3,327)
NET INTEREST INCOME AFTER LOAN LOSSES	3,727	-	-	-	(218)	(92)	(310)	4,037
Fee and commission income	2,847	-	-	-	-	-	-	2,847
General Expenses	(5,073)	-	-	-	-	(108)	(108)	(4,965)
Personnel Expenses + Profit Sharing	(1,689)	-	-	-	-	-	-	(1,689)
Administrative Expenses	(3,384)	-	-	-	-	(108)	(108)	(3,276)
Tax Expenses	(791)	-	(63)	-	-	-	(63)	(728)
Investments in Affiliates and Subsidiaries	(2)	-	-	-	-	-	-	(2)
Other Operating Income/Expenses	(1,368)	-	568	-	(254)	(853)	(539)	(829)
OPERATING INCOME	(661)	-	505	-	(472)	(1,053)	(1,020)	359
Non Operating Income	1,048	2,008	-	(988)	-	-	1,020	28
NET PROFIT BEFORE TAX	387	2,008	505	(988)	(472)	(1,053)	-	387
Income Tax	432	(803)	(202)	395	189	421	-	432
Profit Sharing	(257)	-	-	-	-	-	-	(257)
Minority Interest	(62)	-	-	-	-	-	-	(62)
NET PROFIT	500	1,205	303	(593)	(283)	(632)	-	500

(A) Asset Management: refers to the gain in the Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários sale. (For more details see page 7)

(B) Other non-recurring income: refers to the installment program and cash payment of tax and social security debts established by Law 12.865/2013 in Articles 17 and 39 (Refis).

(C) Productivity Fund: refers to the setup of a fund to cater for the impacts of projects aimed at improving operational productivity and efficiency.

(D) Assets valuation adjustments: refers to the reduction to the realization value of securities (classified in categories securities available for sale) in the amount of R$ 218 million. In addition, we recognized R$254 million related to the impairment of software, due to obsolescence and discontinuity of such systems.

(E) Other non-recurring expenses: in the fourth quarter of 2013, we incurred in R$108 million of non-recurring expenses, R$92 million for allowance for loan losses, and recorded provisions totaling R$853 million for sundry contingencies.

ACCOUNTING AND MANAGERIAL RESULTS

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

To provide a better understanding of the results in BR GAAP, this report presents the Managerial Income Statement, which includes the adjustments made to the Accounting Income Statement. Note that these adjustments have no effect on net profit. All information, indicators and comments relating to the Income Statement in this report consider the managerial results, except where indicated otherwise.

The 2012 figures were retrospectively impacted by the CVM Deliberation 695, issued by CVM on December 13th, 2012, which deals with employee benefits, mainly pension plans.  The description of such impacts is provided on page 33.

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ Million)	2013	Reclassifications				Non Recurrent Events[4]	2013
	Accounting	Tax Effect of Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing		Managerial

NET INTEREST INCOME	29,749	(2,367)	2,507	-	-	(218)	29,827
Allowance for Loan Losses	(14,319)	-	(2,507)	-	-	(92)	(11,720)
NET INTEREST INCOME AFTER LOAN LOSSES	15,430	(2,367)	-	-	-	(310)	18,107
Fee and commission income	10,674	-	-	-	-	-	10,674
General Expenses	(19,084)	-	-	(3,637)	958	(108)	(16,297)
Personnel Expenses + Profit Sharing	(6,283)	-	-	-	958	-	(7,241)
Administrative Expenses	(12,801)	-	-	(3,637)	-	(108)	(9,055)
Tax Expenses	(2,988)	199	-	-	-	(63)	(3,124)
Investments in Affiliates and Subsidiaries	20	-	-	-	-	-	20
Other Operating Income/Expenses	(3,648)	-	-	-	-	(539)	(3,109)
OPERATING INCOME	405	(2,169)	-	(3,637)	958	(1,020)	6,272
Non Operating Income	1,258	-	-	-	-	1,020	238
NET PROFIT BEFORE TAX	1,662	(2,169)	-	(3,637)	958	-	6,510
Income Tax	1,651	2,169	-	-	-	-	(518)
Profit Sharing	(958)	-	-	-	(958)	-	-
Minority Interest	(248)	-	-	-	-	-	(248)
NET PROFIT	2,107	(0)	-	(3,637)	-	-	5,744

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ Million)	2012	Reclassifications				Others[5]	2012
	Accounting	Tax Effect of Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing		Managerial

NET INTEREST INCOME	32,563	(1,437)	1,769	-	-	(148)	32,380
Allowance for Loan Losses	(14,991)	-	(1,769)	-	-	-	(13,223)
NET INTEREST INCOME AFTER LOAN LOSSES	17,572	(1,437)	-	-	-	(148)	19,158
Fee and commission income	9,680	-	-	-	-	-	9,680
General Expenses	(18,499)	-	-	(3,637)	980	-	(15,842)
Personnel Expenses + Profit Sharing	(6,318)	-	-	-	980	-	(7,299)
Administrative Expenses	(12,181)	-	-	(3,637)	-	-	(8,544)
Tax Expenses	(3,028)	110	-	-	-	-	(3,138)
Investments in Affiliates and Subsidiaries	1	-	-	-	-	-	1
Other Operating Income/Expenses	(3,143)	-	-	-	-	-	(3,143)
OPERATING INCOME	2,584	(1,327)	-	(3,637)	980	(148)	6,716
Non Operating Income	218	-	-	-	-	148	70
NET PROFIT BEFORE TAX	2,802	(1,327)	-	(3,637)	980	-	6,786
Income Tax	1,031	1,327	-	-	-	-	(296)
Profit Sharing	(980)	-	-	-	(980)	-	-
Minority Interest	(126)	-	-	-	-	-	(126)
NET PROFIT	2,726	(0)	-	(3,637)	-	-	6,363

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ Million)	4Q13	Reclassifications				Non Recurrent Events[4]	4Q13
	Accounting	Tax Effect of Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing		Managerial

NET INTEREST INCOME	7,146	(725)	878	-	-	(218)	7,211
Allowance for Loan Losses	(3,419)	-	(878)	-	-	(92)	(2,449)
NET INTEREST INCOME AFTER LOAN LOSSES	3,727	(725)	-	-	-	(310)	4,762
Fee and commission income	2,847	-	-	-	-	-	2,847
General Expenses	(5,073)	-	-	(909)	257	(108)	(4,313)
Personnel Expenses + Profit Sharing	(1,689)	-	-	-	257	-	(1,947)
Administrative Expenses	(3,384)	-	-	(909)	-	(108)	(2,367)
Tax Expenses	(791)	57	-	-	-	(63)	(785)
Investments in Affiliates and Subsidiaries	(2)	-	-	-	-	-	(2)
Other Operating Income/Expenses	(1,368)	-	-	-	-	(539)	(829)
OPERATING INCOME	(661)	(668)	-	(909)	257	(1,020)	1,679
Non Operating Income	1,048	-	-	-	-	1,020	28
NET PROFIT BEFORE TAX	387	(668)	-	(909)	257	-	1,707
Income Tax	432	668	-	-	-	-	(236)
Profit Sharing	(257)	-	-	-	(257)	-	-
Minority Interest	(62)	-	-	-	-	-	(62)
NET PROFIT	500	(0)	-	(909)	-	-	1,409

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ Million)	3Q13	Reclassifications				Non recurring events [4]	3Q13
	Accounting	Tax Effect of Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing		Managerial

NET INTEREST INCOME	8,129	(228)	836	-	-	-	7,521
Allowance for Loan Losses	(3,534)	-	(836)	-	-	-	(2,698)
NET INTEREST INCOME AFTER LOAN LOSSES	4,595	(228)	-	-	-	-	4,822
Fee and commission income	2,614	-	-	-	-	-	2,614
General Expenses	(4,783)	-	-	(909)	227	-	(4,101)
Personnel Expenses + Profit Sharing	(1,580)	-	-	-	227	-	(1,807)
Administrative Expenses	(3,203)	-	-	(909)	-	-	(2,294)
Tax Expenses	(803)	9	-	-	-	-	(812)
Investments in Affiliates and Subsidiaries	17	-	-	-	-	-	17
Other Operating Income/Expenses	(945)	-	-	-	-	-	(945)
OPERATING INCOME	695	(218)	-	(909)	227	-	1,595
Non Operating Income	10	-	-	-	-	-	10
NET PROFIT BEFORE TAX	705	(218)	-	(909)	227	-	1,605
Income Tax	67	218	-	-	-	-	(151)
Profit Sharing	(227)	-	-	-	(227)	-	-
Minority Interest	(48)	-	-	-	-	-	(48)
NET PROFIT	497	-	-	(909)	-	-	1,407

  1. Fiscal Hedge: Under Brazilian income tax rules, gains (losses) resulting from the exchange rate variation on the foreign currency investments are not taxable (tax deductible). This tax treatment leads to foreign exchange rate exposure in the tax line. A hedge position was set up in order to immunize the net profit from the impact of the foreign exchange variation on the income tax and tax expenses lines.

2. Credit Recovery: Reclassified from lending operations to allowance for loan losses.

3. Amortization of goodwill: Reversal of goodwill amortization expenses.

4. Non Recurrent Events: See more details on page 30.

5. Others: Banco Santander recorded equity income gains of R$148.5 million referring to subsidiary that holds private equity investments and businesses related to banking supplementary services.

CVM DELIBERATION 695

CVM DELIBERATION 695

On December 13, 2012, CVM Deliberation 695 approved Technical Pronouncement CPC 33, which deals with employee benefits, mainly pension plans, in compliance with the changes in International Accounting Standards 19. This pronouncement became effective in January 2013, with a retroactive effect to 2012 in order to ensure comparability. This section highlights the main impacts of this new accounting practice on the balance sheet and income statement accounts of 2012.

From a balance sheet perspective, the non-provisioned deficits of pension plans and health care plans sponsored by the bank were recognized as a liability at once against equity, net of tax. The table below depicts the impact in each balance sheet account:

ASSETS (R$ Million)	2012	4Q12	3Q12	2Q12	1Q12

Other receivables	1,523	1,523	1,523	1,523	1,523
Tax Credits	1,615	1,615	1,615	1,615	1,615
Other Assets	(92)	(92)	(92)	(92)	(92)
Total assets	1,523	1,523	1,523	1,523	1,523

LIABILITIES (R$ Million)	2012	4Q12	3Q12	2Q12	1Q12

Other Payables	3,953	3,953	3,953	3,953	3,953
Others	3,953	3,953	3,953	3,953	3,953
Minority Interest	(12)	(12)	(12)	(12)	(12)
Equity	(2,418)	(2,418)	(2,418)	(2,418)	(2,418)
Total Liabilities	1,523	1,523	1,523	1,523	1,523

Regarding the Income Statement, new accounting practice impacted positively the 2012 Net Profit before Tax and the Net Profit. In 2012 the impact was R$56.6 million and R$33.9 million, respectively. The quarterly impact is one fourth of the yearly impact. The table below gives more details:

FINANCIAL STATEMENT (R$ Million)	2012	4Q12	3Q12	2Q12	1Q12

General Expenses	(21.7)	(5.4)	(5.4)	(5.4)	(5.4)
Personnel Expenses	(21.7)	(5.4)	(5.4)	(5.4)	(5.4)
Other Operating Income/Expenses	78.3	19.6	19.6	19.6	19.6
Other Operating Expenses	78.3	19.6	19.6	19.6	19.6
Net profit before tax	56.6	14.1	14.1	14.1	14.1
Income Tax and Social Contribution	(22.6)	(5.7)	(5.7)	(5.7)	(5.7)
Deferred Tax Credits	(22.6)	(5.7)	(5.7)	(5.7)	(5.7)
Net profit	33.9	8.5	8.5	8.5	8.5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 30, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer